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                                                                     EXHIBIT 2.2

                             DATED 25th April 2000



                            T C BOARD and E L BOARD

                               LEXAR MEDIA, INC.



                                   AGREEMENT

                         for the sale and purchase of
                      the entire issued share capital of
                          IMPACT PERIPHERALS LIMITED





                 Adelaide House London Bridge London EC4R 9HA
               Telephone +44 171 760 1000  Fax +44 171 760 1111
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DATED 25th April 2000

PARTIES

1     Sellers      the persons whose names and addresses are set out in column 1 of schedule 1

2     Buyer        Lexar Media, Inc. a California corporation whose principal address is 47421 Bayside Parkway, Fremont CA 94538, USA

OPERATIVE PROVISIONS

1     Definitions and interpretation

1.1   Unless the contrary intention appears, the following definitions apply:

      Associate                 in relation to an individual, a relative (that
                                is, issue, spouse, brother, sister or parent) or a company controlled by the individual either alone or with one or more relatives and, in relation to a company, a Subsidiary or holding company of it or another Subsidiary of any holding company of the company; for this purpose a company is controlled by one or more persons if he or they can exercise more than fifty per cent of the voting rights, and "holding company" has the same meaning as in s736 CA;

      Buyer Stock               the common stock, no par value, of the Buyer;

      Buyer's Solicitors        Berwin Leighton, Adelaide House, London Bridge,
                                London EC4R 9HA;

      Companies Acts            CA 1985, the former Companies Acts (within the
                                meaning of s735(1) CA) and the Companies Act
                                1989;

      Company                   Impact Peripherals Limited (registered in
                                England no 3136440);

      Completion                completion of the purchase of the Shares in
                                accordance with clause 6;

      Completion Balance Sheet  the balance sheet of the Company referred to in clause 5.1;

      Consideration             the consideration payable for the Shares, being
                                the amounts set out in clause 3 (subject to adjustment as provided in clause 5);

      Consideration Shares      the 30,000 shares of Buyer Stock to be issued
                                pursuant to clause 3;

      Deed of Indemnity         a deed in the form set out in schedule 4;

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      Deferred Consideration    the sum of US$300,000 referred to in clause 3.2;

      Disclosure Letter         the disclosure letter, of today's date, from the
                                Sellers to (and countersigned by) the Buyer;

      Dormant Companies         the companies particulars of which are set out
                                in Schedule 2 Part 2;

      Employees                 the Employees of the Company as at the date of
                                Completion;

      FA                        the Finance Act;

      First Anniversary         the 6 April 2001;

      FRS a financial reporting standard adopted or issued by the Accounting Standards Board Limited;

      Guarantee                 a sole guarantee dated 14 May 1998 from Theresa
                                Celia Board for (Pounds)10,000 guaranteeing an overdraft facility renewed to the Company by Lloyds TSB Bank plc in a letter dated 31 January
                                2000;

      ICTA                      the Income and Corporation Taxes Act 1988;

      Intellectual Property
      Rights all copyright and rights in the nature of copyright, design rights, patents, trade marks, applications for any of the above, oral rights, know-how, confidential information or any other intellectual or industrial property rights whether or not capable of registration and whether subsisting in the United Kingdom or any other part of the world;

      Last Accounts             the audited balance sheet, as at the Last
                                Accounts Date, and audited profit and loss account for the year ended on the Last Accounts
                                Date, of the Company and the directors' report and notes;

      Last Accounts Date        31 December 1999 (being the date to which the
                                Last Accounts were prepared);

      Net Worth                 the net asset value of the Company as at
                                Completion, as agreed or determined pursuant to clause 5;

      Options                   the options referred to in clause 4.1;

      Prior Accounts            the audited balance sheet as at 31 December
                                1998, and audited profit and loss account for the year ended on that date, of the Company and the directors' report and notes;

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      Relevant Claim            a claim by the Buyer for breach of this
                                agreement or a claim by the Company under the Deed of Indemnity;

      Second Anniversary        the 6 April 2002 or the next business day;

      Securities Act            the United States Securities Act of 1933, as
                                amended;

      Sellers includes, where appropriate, their respective personal representatives;

      Sellers' Solicitors       Mackrell Turner Garrett, Church Gate Woking,
                                Surrey, GU21 1DJ;

      Shares the 1000 issued ordinary shares of (Pounds)1 each of the Company;

      Subsidiary                a subsidiary as defined in s736 CA;

      Taxation all forms of taxation, duties, imposts and levies;

      Warranties                the warranties and representations by the
                                Sellers set out in clause 7 and schedule 3; and

      $, US$ or dollar          the lawful currency of the United States of
                                America.

1.2 The clause and paragraph headings in this agreement are for ease of reference only and are not to be taken into account in the construction or interpretation of any provision to which they refer.

1.3   Unless the contrary intention appears, references:

      1.3.1 to numbered clauses and schedules are references to the relevant clause in, or schedule to, this agreement; and

      1.3.2 to a numbered paragraph in any schedule are references to the relevant paragraph in that schedule.

1.4 Words in this agreement denoting the singular include the plural meaning and vice versa.

1.5 References in this agreement to any statutes or statutory instruments include any statute or statutory instrument amending, consolidating or replacing them respectively from time to time in force, and references to a statute include statutory instruments and regulations made pursuant to it.

1.6 Words in this agreement importing one gender include both other genders and may be used interchangeably, and words denoting natural persons, where the context allows, include corporations and vice versa.

1.7 Any conversion between pounds sterling and dollars (or vice versa) for the purposes of this agreement shall be effected at the rate of (Pounds)1.60:
      US$1.6

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2     Agreement for sale

2.1 The Sellers shall sell with full title guarantee and the Buyer shall purchase the Shares, free from liens, charges and encumbrances and with all rights attaching to them, with effect from the date of this agreement.

2.2 The Sellers waive all pre-emption rights and other rights of first refusal in relation to any of the Shares, whether under the articles of association of the Company or otherwise.

3     Purchase consideration

3.1 The purchase consideration for the Shares shall (subject to adjustment in accordance with the provisions of clause 5) be the aggregate of:

      3.1.1 US$750,000 in cash, payable subject to and as set out in clause 3.2; and

      3.1.2 30,000 shares of Buyer Stock, which shall be issued at Completion, credited as fully paid.

3.2 The sum of US$750,000 referred to in clause 3.1.1 shall (subject to Completion having taken place) be paid to the Sellers as to US$450,000 at Completion and as to the remainder, subject to clauses 3.4, 5 and 7:

      3.2.1   as to US$150,000 on the First Anniversary; and

      3.2.2   as to US$150,000 on the Second Anniversary.

3.3 The Sellers are entitled to share the Consideration in the proportions stated in column 3 of schedule 1.

3.4 Any payment to Theresa Celia Board pursuant to clauses 3.2.1 or 3.2.2 shall be reduced to the extent that she has voluntarily resigned from her employment with the Company other than on the grounds of ill health prior to the First Anniversary or the Second Anniversary (as appropriate). Where this clause applies, the payment to which she shall be entitled in respect of clauses 3.2.1 or 3.2.2 shall be calculated as:

               A  x  B
                     -
                     C

      where  A   is the payment to which she would have been entitled pursuant to clause 3.2.1 or 3.2.2 (respectively), before the operation of clauses 5 and 7;

             B is number of days between Completion and the date of termination of her employment with the Company; and

             C is the number of days between Completion and the First Anniversary or the Second Anniversary (respectively),

      and her resulting entitlement shall be subject to the operation of clauses 5 and 7.

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4     Options

4.1 The Buyer shall as soon as practicable and in any event within seven days of Completion grant in the form of the document attached as Appendix A.

      4.1.1 to Theresa Celia Board an option to purchase 110,000 shares of Buyer Stock;

      4.1.2 to George Andrew Fredrik Reid an option to purchase 28,500 shares of Buyer Stock; and

      4.1.3   to Carl Walastyan an option to purchase 20,500 shares of Buyer
              Stock.

4.2 The per share exercise price for the Options shall be US$8.00 (subject to adjustment in accordance with the terms of the Options).

5     Completion Balance Sheet

5.1 Subject to clauses 5.2 and 5.3, the Buyer shall prepare a consolidated balance sheet of the Company as at 20 March 2000:

      5.1.1 so as to comply with all legal requirements (including FRSs) then applying; and

      5.1.2 otherwise in accordance with the same accounting policies, standards, principles, bases and methods as were applied in preparation of the Last Accounts.

5.2 The Sellers shall promptly and at their own cost provide all such assistance and explanations as the Buyer and its agents may reasonably require in connection the preparation of the Completion Balance Sheet.

5.3 The Buyer shall within 60 days of Completion prepare a draft of the Completion Balance Sheet (the "Buyer's Draft") and shall deliver a copy of it to the Sellers (or the Sellers' Accountants).

5.4 The Sellers shall review the Buyer's Draft and shall deliver to the Buyer within 21 days of the delivery to them of Buyer's Draft a report (the "Sellers' Report") signed by both Sellers setting out any matters of disagreement with the Buyer's Draft in sufficient detail to enable the Buyer to consider them. In the absence of a Sellers' Report being delivered by the Sellers to the Buyer within that period of 21 days, the Buyer's Draft shall be deemed to be agreed by all parties. All the items in the Buyer's Draft which are not specified in the Sellers' Report as being subject to disagreement shall be deemed to be agreed by the parties.

5.5 If and to the extent that any matter of disagreement in the Sellers' Report varies from the matter as stated in the Buyer's Draft, the matter in dispute shall (if not resolved between the parties) be referred to a firm of chartered accountants, nominated jointly by the Sellers and the Buyer or, failing nomination within 14 days after request by either the Sellers or the Buyer, nominated at the request of either party by the president of the Institute of Chartered Accountants in England and Wales. The firm shall be instructed to prepare as soon as practicable a determination of the Net Worth, having regard to the Buyer's Draft and the Sellers' Report (and in particular not reopening the matters agreed or deemed to have been agreed between the parties). The firm shall act as experts and not as arbitrators and

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      their decision (in the absence of manifest error) shall be final and binding on the parties. Their fees shall be payable as to half by the Buyer and as to the balance by the Sellers.

5.6 Each party shall procure that the other party and its or their agents are afforded reasonable access at reasonable times to the accounting records required for the production and review of the Completion Balance Sheet.

5.7 If the Net Worth of the Company as at 20 March 2000 as determined pursuant to the Completion Balance Sheet:

      5.7.1 is less than (Pounds)273,125 then an amount equal to the shortfall shall be deducted from the Deferred Consideration payable (subject to clause 7) on the First Anniversary; and

      5.7.2 is more than (Pounds)273,125 then an amount equal to the surplus shall be added to the Deferred Consideration payable (subject to clause 7) on the First Anniversary.

6     Completion

6.1 Completion shall take place at the London offices of Berwin Leighton on 27 April 2000 or at the expiry of five days notice by the Buyer to the Sellers whichever shall first occur.

6.2 Pending Completion the Sellers shall (unless and to the extent only that they obtain the Buyer's prior written consent) procure that the business of the Company is carried on in the same manner as prior to the date of this agreement and use all reasonable endeavours to procure that the employees, customers and suppliers of the Company continue to be employed by, and have dealings with, the Company.

6.3 Pending Completion the Sellers shall procure that (unless and to the extent only that they obtain the Buyer's prior written consent) of the Company does not:

      6.3.1 create or issue or grant an option in respect of any share or loan capital or declare, make or pay a dividend or other distribution;

      6.3.2 create, extend, grant or issue a mortgage, charge, debenture or other security;

      6.3.3 engage in a transaction which is not made on a bona fide arms' length basis in the normal course of its trading business or enter into a long-term or abnormal contract;

      6.3.4 enter into a contract, transaction or arrangement with any of the Sellers or their Associates;

      6.3.5   pass a resolution of its members in general meeting; or

      6.3.6 increase the remuneration or benefits of an officer or senior employee, vary the terms of appointment or employment or dismisses an officer or senior employee or appoint or engage a new officer or senior employee.

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6.4   On Completion the Sellers shall deliver to the Buyer:

      6.4.1 duly completed and signed transfers in favour of the Buyer, or as it may direct, of the Shares, together with the relevant share certificates;

      6.4.2 the Deed of Indemnity duly executed by the Sellers and the Company;

      6.4.3 the resignation of Edwin Board as a director of the Company, with a written acknowledgement from him, executed as a deed in such form as the Buyer shall reasonably require, that he has no claim against the Group Company;

      6.4.4 the resignation of the auditors of the Company confirming that they have no outstanding claims and containing a statement under s394(1) CA that there are no such circumstances as are mentioned in that section; and

      6.4.5 a written special resolution of the Company to change its name to "Lexar Media Europe Limited" and written special resolutions of the Dormant Companies to change their names to names complying with clause 6.15.

      6.4.6 a certificate in the form set out in Schedule 6 confirming that save as set out in the Disclosure Letter or as disclosed in writing to the Buyer after the date of the Disclosure Letter, the Warranties would be true if they were repeated by reference to the facts and circumstances as at Completion.

6.5   On Completion there shall be delivered or made available to the Buyer:

      6.5.1 the statutory books, books of account and documents of record of each Group Company, complete and up to date, and their certificates of incorporation and common seals;

      6.5.2 all the current cheque books of the Company together with current statements of all bank accounts with a reconciliation to Completion and the appropriate forms to amend the mandates given to the relevant bank; and

      6.5.3 written confirmation from the Sellers that there are no subsisting guarantees given by the Company in favour of the Sellers or their Associates.

6.6 On Completion Theresa Celia Board, George Andrew Fredrik Reid and Carl Walastyen shall enter into employment contracts and non-competition undertakings with the Company in the respective forms set out in Appendix B.

6.7 On Completion the Sellers shall repay or procure to be repaid all amounts owing at Completion to the Company from any of the Sellers or their Associates, whether due for payment or not.

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6.8   On Completion board meetings of the Company shall be held at which:

      6.8.1 such persons as the Buyer nominates are appointed additional directors; and

      6.8.2 the transfers (subject to stamping) referred to in clause 6.4.1 are approved;

      6.8.3 the resignations referred to in clauses 6.4.3 and 6.4.4 are accepted.

6.9 Subject to satisfaction of the matters referred to in Clauses 6.2 to 6.6 the Buyer shall deliver to the Sellers' Solicitors a banker's draft for the sum of US$450,000 in respect of the cash Consideration payable to the Sellers on Completion.

6.10 As soon as practicable following Completion (but in any event within seven days after Completion) the Buyer shall deliver to the Sellers definitive certificates in respect of the Consideration Shares. Each such certificate will be imprinted with a legend substantially in the following form:

           "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, or under the securities laws of any state, and may not be sold, or otherwise transferred, in the absence of such registration or an exemption therefrom under such Act and under any such applicable state laws."

      Each holder desiring to transfer any share of Buyer Stock must furnish the Buyer with (i) an opinion of counsel addressed to the Buyer, in form and substance reasonably acceptable to the Buyer, to the effect that the proposed transfer may be effected without registration under the Securities Act and (ii) the written agreement of the proposed transferee to be bound by transfer restrictions of this agreement. Each certificate representing Buyer Stock issued on or in connection with such transfer shall bear the restrictive legend set out above, in each case unless the opinion delivered pursuant to this clause shall state that such restrictions are no longer required in order to assure compliance with the Securities Act. Whenever any of such restrictions shall terminate as to any share of Buyer Stock, the holder shall be entitled to have a new certificate issued with the legends removed and the restrictions on transfer in this clause shall no longer apply.

6.11 The Buyer shall not be obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed in accordance with this agreement.

6.12 The Buyer may waive the requirements contained in clauses 6.4 to 6.9 either unconditionally or subject to conditions that both or either of the Sellers give(s), on Completion, a written indemnity or undertaking to the Buyer in such form as the Buyer requires. The relevant Seller(s) shall due and punctually comply with any such indemnity or undertaking.

6.13 The Buyer shall use its best endeavours to procure the full and unconditional release of the Guarantee as soon as possible following Completion and pending release shall indemnify Theresa Celia Board in respect of all liabilities under it.

6.14 The Sellers shall not following Completion, either alone or jointly with, or as manager, agent for or employee of another person, directly or individually carry on business under, or be engaged, concerned or interested in any company or business with or carrying on business under, the name "Lexar", "Lexar Media", "Impact" or any other name suggesting a connection with the Buyer of the Company (save for

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      the Dormant Companies in respect of the period until the change of name referred to in clause 6.4.5 becomes effective).

6.15 The Buyer may terminate this agreement by notice to the Sellers or the Sellers' Solicitors if, prior to Completion:

      6.15.1 a government or a governmental or supranational agency institutes or threatens proceedings, or a court order or application is made to restrain, prohibit or otherwise challenge this agreement or to take action as a result of its implementation; or

      6.15.2 it appears that any of the Warranties either (a) was not correct when given or (b) would not be correct to an extent which, in the reasonable opinion of the Buyer, may have a material and adverse effect on the Company's business, financial position or prospects if requested by reference to the facts and circumstances as at Completion.

6.16 If this agreement is terminated pursuant to clause 6.15, neither party shall have any rights against the other (save in respect of any prior breach), but clauses 11 to 15 shall continue in effect.

7     Warranties by the Sellers

7.1   The Sellers jointly and severally warrant to the Buyer that:

      7.1.1 except as stated in the Disclosure Letter, the warranties set out in schedule 3 are true and accurate in all respects and that the contents of the Disclosure Letter, and of all accompanying documents, are true and accurate in all respects; and

      7.1.2 the Dormant Companies have never traded and have no liabilities whether current, future or contingent.

7.2 Where a Warranty refers to the knowledge, information or belief of a Seller, he undertakes that he has made full enquiry into the subject matter of the Warranty.

7.3 Each of the Sellers shall promptly disclose in writing to the Buyer anything which becomes known to him prior to Completion which would result in the Warranties or the contents of the Disclosure Letter not being accurate if they were to be requested by reference to the facts or circumstances applying at each moment between the date of this agreement and Completion.

7.4 Each of the Warranties is without prejudice to any other warranty or undertaking and, except where expressly stated, no clause in this agreement governs or limits the extent or application of any other clause.

7.5 In the event of a breach of the Warranties which is attributable to, or results in a liability or a diminution in the value of the assets of, the Company, the Buyer may require the Sellers jointly and severally to indemnify the Company against the liability or diminution in value.

7.6 The rights and remedies of the Buyer in respect of a breach of the Warranties shall not be affected by Completion, by any investigation made by or on behalf of the Buyer into the affairs of the Company, by any failure to exercise or delay in

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      exercising a right or remedy or by any other event or matter, except a specific and duly authorised written waiver or release.

7.7 If, prior to the Second Anniversary, the Buyer makes a claim in accordance with this agreement for breach of this agreement or the Company makes a claim under the Deed of Indemnity, the Buyer may retain the aggregate amount claimed against any outstanding part of the Consideration pending settlement of the claim. Any such outstanding part of the Consideration may be set off in or towards satisfaction of the relevant claim without affecting the other remedies of the Buyer for the purpose of recovering amounts due to it from the Sellers.

7.8 Save in the case of fraud, the Sellers shall not be liable in respect of Relevant Claims unless and until the aggregate amount of all Relevant Claims (including all legal and other fees and all related costs and expenses) exceeds (Pounds)25,000, in which case the Sellers shall be liable for the whole of the amount claimed and not just the excess over (Pounds)25,000.

7.9 The aggregate amount of the liability of the Seller under the Warranties shall not exceed the sum of (Pounds)750,000 and any amounts that would otherwise be payable under clause 5.7 from time to time as Deferred Consideration.

7.10 Save in the case of fraud no claim shall be capable of being made against the Seller under the Warranties or under paragraph 2 of the Schedule 4 unless written notice thereof shall have been given to the Seller (or to the Seller' Solicitors on their behalf) by the Buyer's Solicitors on its behalf):

           (a) in the case of a claim under the Deed of Indemnity or under paragraph 4 of Schedule 3, by the seventh anniversary of Completion; and

           (b) in the case of a claim under the remaining Warranties before 1 April 2001 and any such claim shall be deemed to be withdrawn unless legal proceedings in respect thereof shall have been issued and served on one or more of the Seller within 12 months after the seventh anniversary of Completion (in the case of a claim under the Deed of Indemnity of the said paragraph 4) or within 12 months after the 1 April 2001 (in the case of a claim under the remaining Warranties).

7.11 Payment of any claim under the Warranties or paragraph 2 of Schedule 4 shall pro tanto satisfy and discharge any other claim under the Warranties or the said paragraph which is capable of being made in respect of the same subject matter.

7.12 No claim shall be made by the Buyer and no liability shall attach to the Seller under Warranties or under paragraph 2 of Schedule 4 to the extent that:

      7.12.1 such claim arises solely as a consequence of a statutory change enacted after the date hereof;

      7.12.2 such claim arises as the result of any provision or reserve made in respect thereof in the last Accounts or the Management Accounts being insufficient by reason only of any increase in rates of taxation made after the date hereof, or arises solely as the result of the retrospective imposition of taxation as a consequence of a statutory change enacted after the date hereof;

      7.12.3 such claim or the events giving rise to it would not have arisen but for an act, omission or transaction of the Buyer or the Company after Completion otherwise than in the ordinary course of business; and

      7.12.4 the Buyer is entitled to claim indemnity in respect of that claim (and actually recovers) under any insurance policy (the Buyer using all reasonable endeavours to effect such recovery, and taking into account all costs, including the increased costs of any cover under any insurance policy, and expenses of recovery and any tax liability arising therefrom).

7.13 If after the Sellers shall have paid to the Buyer or to the Company an amount in respect of a claim for breach of any of the warranties or a claim under paragraph 2 of Schedule 4, the Buyer or the Company or any Subsidiary recovers from a third party a sum which (if received before such payment) would have reduced pro tanto that Seller's liability for such claim, then the Buyer shall forthwith repay (or procure the repayment by the Company or, as the case may be, that Subsidiary) so that Sellers an amount equal to the lesser of (i) such sum (less any tax liability in respect thereof) and (ii) the excess of the aggregate of such sum and such payment (less any tax liability in respect thereof) over such claim.

7.14 Any payment made by the Seller in respect of a claim under the Warranties or under paragraph 2 of the Sixth Schedule shall be deemed to be an abatement of the Consideration.

7.15 If a Seller pays to the Buyer in full any claim under the Warranties or under paragraph 2 of Schedule 4 and either the Buyer or the Company has a right of reimbursement (in whole or as part) against any other person in respect of the matters for which such payment was made the Buyer shall (except in circumstances where to enforce such right might reasonable be commercial reputation or business interests of the Buyer to prejudice endanger or damage the commercial reputation or business interests of the Buyer or any Group Company) at its option either assign (or procure the assignment of) the benefit of such right to such Sellers or (but subject to the Seller first indemnifying and securing the Buyer and against any liability, costs and expenses) take all reasonable steps to enforce such right and account to such Sellers for any sums recovered (net of all taxation and all costs and expenses of recovery).

7.16 The Buyer shall notify the Seller (or the Seller's solicitor on its behalf) or any breach of Warranty within a reasonable time after all relevant facts have become known to the Buyer and the Buyer has had thereafter a reasonable opportunity to investigate the claim and to take professional advice on it. If the Seller shall indemnify and secure the Buyer and the Company to the Buyer's reasonable satisfaction against any liability, costs and expenses, the Buyer shall procure that the Company shall take such action as the Seller may reasonably and promptly request to avoid, dispute, resist, appeal or compromise any claim or other matter which may give rise to a claim for breach of any Warranties, provided always that neither the Buyer nor the Company shall be obliged to do omit or do or suffer to be done anything which might reasonably be considered by the Buyer to be likely to prejudice, endanger or damage the commercial reputation or business interests of the Buyer or any of its Subsidiaries or which (having taken and taking into account professional advice) the Buyer does not consider justified on the merits.

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8     Restrictive agreement

8.1 To assure to the Buyer the full benefit of the business and goodwill of the Company, each of the Sellers undertakes by way of further consideration for the obligations of the Buyer under this agreement, as separate and independent agreements, that he will not:

      8.1.1 disclose to another person, or himself use for any purpose, and shall use all reasonable endeavours to prevent the publication or disclosure of, information concerning the businesses, accounts or finances of the Company, or its clients' or customers' transactions or affairs, of which he has knowledge;

      8.1.2 for three years after Completion, either on his own account or for another person, directly or indirectly solicit, interfere with or endeavour to entice away from the Company a person who, to his knowledge, is, or has during the past two years been, a client, customer or employee of, or in the habit of dealing with, the Company;

      8.1.3 for three years after Completion, either alone or jointly with, or as manager, agent for or employee of, another person, directly or indirectly carry on or be engaged, concerned or interested in the European Union (a) in the business of the distribution of digital photograph products or (b) in another business similar to a business now carried on by the Company.

8.2 While the restrictions in clause 8.1 are considered by the parties to be reasonable in all circumstances, if the restrictions taken together are adjudged to go beyond what is reasonable in all the circumstances for the protection of the business and goodwill of the Company, but would be adjudged reasonable if part of the wording were deleted, the restrictions shall apply with the appropriate deletion.

9     Disposal of Consideration Shares

9.1 Each Seller agrees that, for a period of 12 months after Completion, such Seller will not:

      9.1.1 sell, offer to sell, pledge, transfer or otherwise dispose of (or of any interest in) any of the Consideration Shares received by such Seller under this agreement; or

      9.1.2 engage in any transaction, whether or not with respect to any of the Consideration Shares (or any interest in any of them) the intent or effect of which is to reduce the risk of owning the Consideration Shares acquired under this agreement (including, by way of example and not limitation, engaging in put, call, short-sale, straddle or similar market transactions).

10    Warranties of the Buyer

10.1  The Buyer warrants to the Sellers as follows:

      10.1.1  the capital and equity structure of the Buyer is as stated in
              Schedule 5.

      10.1.2 there are no options outstanding to issue share stock or other rights to equity in the Buyer save as set out in schedule 5.

11    Announcements

      Except as required by law or regulation in any jurisdiction, no announcement or comment shall be made by the Sellers in relation to this agreement save as specifically agreed in writing with the Buyer.

12    Communications

12.1 All communications between the parties with respect to this agreement shall:

      12.1.1 be delivered by hand or sent by first class prepaid post (or airmail if sent outside Great Britain) to the address of the addressee as set out in this agreement or to such other address as the addressee notifies for the purpose of this clause; or

      12.1.2 be sent by facsimile to the facsimile number stated below or as notified for the purpose of this clause.

12.2 Communications addressed to the Buyer shall be marked for the attention of Carlton Osborne Esq.

12.3 In proving service by post it shall be necessary only to prove that the communication was contained in an envelope which was duly addressed, stamped and posted in accordance with clause 12.1.

12.4  Communications shall be deemed to have been received as follows:

      12.4.1 (if sent by post within Great Britain) at the start of business hours two business days after posting;

      12.4.2 (if sent by post outside Great Britain) at the start of business hours seven business days after posting;

      12.4.3 (if delivered by hand) on the day of delivery, if delivered at least two hours before the close of business hours on a business day, and otherwise at the start of business hours on the next business day;

      12.4.4 (if sent by facsimile) at the time of transmission, if received at least two hours before the close of business hours on a business day, and otherwise at the start of business hours on the next business day.

12.5 For the purposes of this clause 12 "business hours" means between the hours of 10.00 and 18.00 in the place of receipt and a "business day" means a day on which banks are generally open for business in the place of receipt.

12.6 Until the Buyer has received notice in writing of the grant of probate of the will or letters of administration of the estate of any of the Sellers a communication given in accordance with clause 12.1 shall be as effective as if that person were still living.

12.7  The fax numbers referred to in clause 12.1 are:

               for the Sellers:       +011 44 1483 729915

               for the Buyer:         +001 510 440 3499

13    Time of the essence

13.1 Time is the essence of this agreement, both as regards the time, dates and periods mentioned and as to times, dates and periods which, by agreement in writing between or on behalf of the Sellers and the Buyer, are substituted for them.

14    Counterparts

14.1 This agreement may be executed in a number of counterparts and by the parties on different counterparts, but shall not be effective until each party has executed at least one counterpart.

      Each counterpart, when executed, shall be an original, but all the counterparts together constitute the same document.

15    General

15.1 All expenses incurred by or on behalf of the parties, including fees of agents, representatives, solicitors, accountants and actuaries employed by any of them in connection with the negotiation, preparation or execution of this agreement, shall be borne solely by the party who incurred the liability and no Group Company shall have any liability in respect of them.

15.2 The construction, validity and performance of this agreement shall be governed by the laws of England.

      Signed by the duly authorised representatives of the parties on the date of this agreement.

                                   SCHEDULE 1

                      Sellers' holdings and consideration


           1                            2                           3
Seller's name and address       Holding of Shares         Share of Consideration

Theresa Celia Board                    500                          50%
7 Orchid Drive
Surrey


Edwin Leslie Board                     500                          50%
7 Orchid Drive
Surrey

                                   SCHEDULE 2

                                     Part 1

                             Details of the Company


Company number:              03136440


Date of incorporation:       11 December 1995


Share capital:               Authorised                 Issued

(Pounds)1 ordinary shares    (Pounds)1000               (Pounds)1000

                             (1000 shares)              (1000 shares)

Directors:                   Mr E L Board               7 Orchid Drive
                                                        Bisley
                                                        Surrey
                                                        GU24 9SB

                             Mrs T C Board              7 Orchid Drive
                                                        Bisley
                                                        Surrey
                                                        GU24 9SB

Secretary:                   Mrs T C Board

                                     Part 2

                       Details of the Dormant Companies


Name of Company       Registered    Share capital    Registered        Directors
                        number      auth   issued    office
Impact Peripherals     3525027      100     100      Lansbury Estate   Edwin Board
(Spain) Limited                                      Knaphill          Theresa Board
                                                     Surrey

Lexar Media            3803451                       Lansbury Estate   Edwin Board
(Europe) Limited                                     Knaphill
                                                     Surrey            Theresa Board

                                   SCHEDULE 3
                                   Warranties

1     Corporate matters

1.1 The information relating to the Company contained in schedule 2 part 1 and relating to the Dormant Companies in Schedule 2 Part 2 is accurate.

1.2 The Shares constitute the whole of the issued and allotted share capital of the Company.

1.3 There are no agreements or arrangements in force, other than this agreement, which grant a right to call for the issue, allotment or transfer of share or loan capital of the Company.

1.4 The register of members and other statutory books of the Company have been properly kept and contain an accurate and complete record of the matters with which they should deal, and no notice or allegation has been received that any of them is incorrect or should be rectified.

1.5 All returns, particulars, resolutions and documents required by any legislation to be filed with the Registrar of Companies in respect of the Company have been duly filed and were correct.

2     Accounting matters

2.1 The Last Accounts and the Prior Accounts each were prepared in accordance with the historical cost convention and the bases and policies of accounting, adopted for the purpose of preparing them, are the same as those adopted in preparing the audited accounts of the Company in respect of the three last preceding accounting periods.

2.2   The Last Accounts and the Prior Accounts each:

      2.2.1 give a true and fair view of the assets, liabilities (including contingent, unquantified or disputed liabilities) and commitments of the Company at the Last Accounts Date as at 31 December 1999 (respectively) and its profits for the financial periods ended on those dates;

      2.2.2 comply with the requirements of the Companies Acts and other relevant statutes;

      2.2.3 comply with the current FRSs applicable to a United Kingdom company;

      2.2.4 are not affected by extraordinary, exceptional or non-recurring items; and

      2.2.5 properly reflect the financial position of the Company as at their dates.

2.3 All the accounts, books, ledgers, financial and other records of the Company are in its possession and give a true and fair view of its financial position.

3     Financial matters

3.1 The Company had no capital commitments outstanding at the Last Accounts Date and the Company has not since then, incurred or agreed to incur capital expenditure or commitments or disposed of, or agreed to dispose of, capital assets.

3.2 There are no liabilities (including contingent liabilities) which are outstanding on the part of the Company other than those liabilities disclosed in the Last Accounts or liabilities incurred, in the ordinary and proper course of trading, since the Last Accounts Date.

3.3 Since the Last Accounts Date the Company has not paid, made or declared a dividend or other distribution.

3.4 The Company has, not since the Last Accounts Date, repaid or become liable to repay indebtedness in advance of its stated maturity.

3.5 Having regard to existing facilities, full and accurate details of which are set out in the Disclosure Letter, the Company has sufficient working capital for the purposes of continuing to carry on its business, in its present form and at its present level of turnover (and assuming no material expansion of its scope), for twelve months after Completion.

3.6 None of the facilities available to the Company is dependent on the guarantee or Disclosure indemnity of, or on security provided by, a person other than another Group Company.

3.7 The amounts due from debtors as at Completion will be recoverable in full in the ordinary course of business, and in any event not later than twelve weeks after Completion.

3.8 No part of the amounts included in the Last Accounts as owing by debtors remains unpaid or has been released on terms that the debtor pays less than the full book value of his debt.

3.9 The Company has, since the Last Accounts Date, paid its creditors in accordance with their respective credit terms; and there are no amounts owing by the Company which have been due for more than six weeks.

3.10 No guarantee, or agreement for indemnity or for suretyship, given by the Company or for its accommodation, is outstanding.

3.11 The Company has not been the tenant of, or a guarantor in respect of, leasehold property other than the property know as premises at Lansbury Estate Knaphill Surrey referred to on the Disclosure Letter.

4     Taxation matters

4.1 The Last Accounts fully provide or reserve for all Taxation (including deferred Taxation) which is liable to be or could be assessed on the Company, or for which it may be accountable, in respect of the period ended on the Last Accounts Date.

4.2 All returns, computations and payments which should be, or should have been, made by the Company for Taxation purpose were made within the requisite periods and are up to date, correct and on a proper basis and none of them is, or is likely to be, the subject of a dispute with the Inland Revenue or other Taxation authorities.

4.3 The Company has duly deducted and accounted for all amounts which it has been obliged to deduct in respect of Taxation and, in particular, has properly operated the PAYE system, by deducting tax as required by law from all payments made, or treated as made, to its employees or former employees, and accounting to the Inland Revenue for all the tax deducted and for all tax chargeable on benefits provided for its employees or former employees.

4.4 The Company is not nor will become liable to pay, or make reimbursement or indemnity in respect of, Taxation (or amounts corresponding to Taxation) in consequence of the failure by another person to discharge the Taxation within a specified period or otherwise, where the Taxation relates to a profit, income or gain, transaction, event, omission or circumstance arising, occurring or deemed to arise or occur (whether wholly or partly) prior to Completion.

4.5 The Company has not, since the Last Accounts Date, made a payment which is, or is treated as, a distribution for the purposes of part VI chapter II ICTA or s418 ICTA.

4.6 The Company has not, since the Last Accounts Date, incurred or is or has become liable to incur after that date expenditure which will not be wholly deductible in computing its taxable profits except for expenditure on the acquisition of an asset to be held otherwise than as stock-in-trade, details of which are set out in the Disclosure Letter.

4.7 The Company is, and was during the six years ended on the Last Accounts Date, a close company as defined in s414 ICTA.

4.8 The Company has not, since the Last Accounts Date, made or agreed to make, a surrender of, or claim for, group relief under part X chapter IV ICTA or is liable to make or entitled to receive a payment for group relief.

4.9 The execution or completion of this agreement will not result in a profit or gain being deemed to accrue to the Company for Taxation purposes.

4.10 The Company has not in the six years ending on the date of this agreement carried out, or engaged in, any transaction or arrangement in respect of which for Taxation purposes there may be substituted a different consideration for the consideration given or received by the Company.

4.11 If each of the capital assets of the Company were disposed of for a consideration equal to its book value in, or adopted for the purpose of, the Last Accounts, no liability to corporation tax on chargeable gains or balancing charge under the Capital Allowances Act 1990 would arise.

4.12 The Company has duly registered and is a taxable person for the purposes of value added tax and has not applied for treatment as a member of a group.

5     Trading matters

5.1 Since the Last Accounts Date the business of the Company has been continued in the normal course and there has been no deterioration in its turnover, or its financial or trading position or prospects.

5.2 The Company is not, nor has agreed to become, a member of any joint venture, consortium, partnership or other unincorporated association.

5.3 The Company is not engaged in litigation or arbitration proceedings, as plaintiff or defendant, there are no proceedings pending or threatened, either by or against the Company, and there are no circumstances which are likely to give rise to litigation or arbitration.

5.4 There is no dispute with a revenue or other official department in the United Kingdom or elsewhere in relation to the affairs of the Company, and there is nothing which may give rise to a dispute.

5.5 There are no claims pending or threatened, or capable of arising, against the Company, by an employee or third party, in respect of accident or injury, which are not fully covered by insurance.

5.6 The Company has conducted and is conducting its business in accordance with all applicable laws and regulations, whether of the United Kingdom or elsewhere.

5.7   No power of attorney given by the Company is in force.

5.8 There are no outstanding authorities (express or implied) by which a person may enter into a contract or commitment to do anything on behalf of the Company.

5.9 The Disclosure Letter contains complete and accurate particulars of all subsisting contracts to which the Company is a party.

5.10 The Company is not nor will it, with the lapse of time, become in default in respect of an obligation or restriction binding on it.

5.11 The Company has not manufactured, sold or supplied products which are or were, or will become, in a material respect faulty or defective, or which do not comply in a material respect with warranties or representations expressly or implicitly made by it, or with applicable regulations, standards and requirements.

5.12 The Company is not subject to a liability or obligation (except as may be implied by law) to service, repair, maintain, take back or otherwise do or not do anything in respect of goods that have been or are delivered by it.

5.13 The Company is not a party to, and its profits or financial position during the three years prior to the date of this agreement have not been affected by, contracts or arrangements which were or are not at arm's length.

6     Leasehold properties

6.1 The Company has paid the rent and observed and performed the covenants on the part of the tenant and the conditions comprising the tenancy under which the property known as Lansbury Estate, Knaphill, Woking, Surrey ("the Property") is held, and the last demand for rent (or receipt, if issued) was unqualified, and the tenancy is in full force.

6.2 No licences, consents and approvals have been required from the landlords or any superior landlords under the tenancy of the Property for the continued use and occupation by the Company of the Property.

6.3 There are no rent reviews in progress under the tenancy of the Property held by the Company.

7     Employment matters

7.1 Full particulars of the identities, dates of commencement of employment or appointment to office, and terms and conditions of employment of all the employees and officers of the Company, including profit sharing, commission or discretionary bonus arrangements, are fully and accurately set out in the Disclosure Letter.

7.2 Since the Last Accounts Date or (where employment or holding of office commenced after that date) since its commencement date, no change has been made in the rate of remuneration, or the emoluments or pension benefits, of an officer, ex-officer or senior executive of the Company (a senior executive being a person in receipt of remuneration in excess of (Pounds)15,000 per annum).

7.3 The Company is not obliged or accustomed to pay anything, other than in respect of remuneration or pension benefits, to or for the benefit of an officer or employee the Company.

7.4 The Company is under no legal or moral obligation, nor is a party to an ex-gratia arrangement to pay pensions, gratuities or the like, or otherwise to provide "relevant benefits" within the meaning of s612 ICTA, to or for any of its past or present officers or employees or their dependants, and there are no retirement, pension or death benefit, or similar, schemes or arrangements in relation to, or binding on, the Company or to which the Company contributes.

8     Asset matters

8.1 The Company owned at the Last Accounts Date, and had good and marketable title to, all the assets included in the Last Accounts and (except for current assets subsequently sold or realised in the ordinary course of business) still own and have good and marketable title to them, and to all assets acquired since the Last Accounts Date.

8.2 The stock of raw materials, packaging materials and finished goods held by the Company is not excessive and is adequate in relation to their current trading requirements, none of the stock is obsolete, slow moving, unusable, unmarketable or inappropriate or of limited value in relation to the current businesses of the Company, and no contracts are outstanding which are likely to change this.

8.3 The stock-in-trade of the Company is in good condition and is capable of being sold by it, in the ordinary course of its business, in accordance with its current price list, without rebate or allowance to a purchaser.

8.4 The plant, machinery, equipment, vehicles and other equipment used in connection with the business of the Company:

      8.4.1 are in a good state of repair and condition and in satisfactory working order and have been regularly and properly maintained;

      8.4.2 are the absolute property of the Company, except for the items which are the subject of the hire purchase, leasing or rental agreements listed in the Disclosure Letter, or in respect of which the outstanding payments do not exceed (Pounds)1,000;

      8.4.3 are not expected to require replacements or additions within the next six months; and

      8.4.4 are all capable, and (subject to normal wear and tear) will remain capable, throughout the period during which they are each written down to a nil value in the accounts of the Company (in accordance with the accounting principles disclosed in the Last Accounts) of doing the work for which they were designed or purchased.

8.5 All the assets and undertakings of the Company which are of an insurable nature, are, and have at all material times been, insured in amounts representing their full replacement or reinstatement value against fire and other risks normally insured against by persons carrying on the same kind of business as that carried on by it.

8.6 The Company is, and has at all material times been, adequately covered against accident, damage, injury, third party loss (including product liability), loss of profits and other risks normally insured against by persons carrying on the same kind of business.

8.7 All insurances are in full force and nothing has been done or omitted to be done which could make any policy of insurance void or voidable, or which is likely to result in an increase in premium.

8.8 No claim is outstanding, or may be made, under any of the insurance policies and there is nothing which is likely to give rise to a claim.

9     Intellectual Property Rights

      Neither the Company nor the Dormant Companies have any Intellectual Property Rights and have not registered any domain names either in the United Kingdom or Europe.

10    Litigation

10.1 The Company is not engaged in litigation or arbitration proceedings as plaintiff or defendants. To the best of the knowledge, information and belief of the Sellers there are no proceedings pending or threatened, either by or against the Company which is likely to give rise to litigation or arbitration.

10.2 There are no claims pending or threatened, or capable of arising, against the Company, by an employee or third party in respect of an accident or injury, which is not fully covered by insurance.

10.3 No order to be made, petition to be presented or resolution passed for the winding up of the Company, no distress, execution or other process has been levied in respect of it which remains undischarged and there is no unfulfilled or unsatisfied judgement or court order outstanding against the Company.

10.4 The Company has not stopped payment nor is insolvent or unable to pay its debts within the meaning of Section 123 of the Insolvency Act 1986 (but admitting any requirement to prove anything to the satisfaction of the Court).

11    General matters

11.1 All information given by any of the Sellers, the Sellers' Solicitors or the Sellers' accountants to the Buyer, the Buyer's Solicitors or the Buyer's accountants relating to the businesses, activities, affairs, assets or liabilities of the Company was when given and is accurate.

                                   SCHEDULE 4

                               Deed of Indemnity

DATED

PARTIES

1     Covenantors         Theresa Celia Board and Edwin Leslie Board both of 7
                          Orchid Drive Bisley Surrey

2     Company             Impact Peripherals Limited (company no 3136440) whose
                          registered office is at The Lansbury Estate Knaphill
                          Surrey

RECITAL

This deed is entered into in accordance with an agreement made between the Covenantors (1) and Lexar Media, Inc. (the "Buyer") (2) relating to the sale of the share capital of the Company (the "Agreement").

OPERATIVE PROVISIONS

1     Interpretations

      In this deed the meanings of "the Company", the "Last Accounts", the "Last Accounts Date" and "Taxation" are the same as in the Agreement.

2     Indemnity

2.1 Subject as provided below, the Covenantors jointly and severally covenant with the Company to indemnify the Company against:

      2.1.1 liability for Taxation which arises wholly or partly in respect of, or in consequence of, acts, omissions or transactions occurring or entered into on or before the date of this deed or which results from, or is calculated by reference to, income, profits or gains earned, received or accrued, or deemed to have been earned, received or accrued, on or before that date;

      2.1.2   resultant costs; and

      2.1.3 Taxation payable by the Company on or in respect of a payment made under this deed.

3     Exclusions

3.1   The indemnity in clause 2.1 does not apply to a liability:

      3.1.1 to the extent that either an appropriate provision or reserve in respect of the liability was made in the Last Accounts or the liability was specifically referred to and quantified in the notes to the Last Accounts;

      3.1.2 for which the Group Company is, or may become, liable wholly or primarily as a result of transactions in the ordinary and proper course of its business after the Last Accounts Date; or

      3.1.3 to the extent that the liability arises as a result only of the appropriate provision or reserve in the Last Accounts being insufficient by reason of an increase in rates of Taxation made after the date of the Agreement.

4     Conduct of claims

4.1 The Company shall notify the Covenantors in writing of any information which comes to its notice whereby it appears that the Covenantors are, or may become, liable under this deed.

4.2 Subject to clause 4.3, the Company shall, at the expense of the Covenantors, take or procure each other Group Company to take such action to contest a claim which could give rise to a liability under this deed as the Covenantors, or a majority of them, reasonably require.

4.3 The Covenantors shall, at the request and to the reasonable satisfaction of the Company, provide security or indemnities, or both, in respect of all the costs and expenses of any action taken under clause 4.2.

5     General

5.1 This deed shall be binding on the Covenantors and their respective personal representatives.

5.2 The provisions of the Agreement relating to communications shall apply to communications to be given under, or in connection with, this deed.

      Delivered as a deed on the date of this document.

Executed as a deed by                )
Edwin Leslie Board                   )
in the presence of:                  )



Executed as a deed by                )
Theresa Celia Board                  )
in the presence of:                  )



Executed as a deed by                )
Impact Peripherals Limited           )
acting by:                           )


                                     Director


                                     Secretary

                                  SCHEDULE 5

                                 The Offering

Set out below is the position as at 17 March 2000 (save as set out in the following sentence) in respect of shares in Lexar Media Inc, by reference to (and extracted from a draft prospectus in respect of) its proposed public offering. These details however include the convertible debt issued to Sony on 21 March 2000. The number of shares of common stock of Lexar Media Inc issued between 17 March 2000 and the date of this agreement (disregarding any effect of the Sony transactions referred to in the previous sentence) does not exceed
1.133 million.

Common stock offered by us...........................  7,500,000 shares

Common stock to be outstanding after this offering...  56,629,501 shares

Use of proceeds......................................  For general corporate purposes, including
                                                       working capital, capital
                                                       expenditures and the
                                                       repayment of debt.

Proposed Nasdaq National Market symbol ............... LEXR

The number of shares of our common stock that will be outstanding after this offering is based on 49,128,501 shares outstanding as of March 17, 2000. This number assumes the conversion of all of our outstanding preferred stock into 34,148,853 shares of common stock and includes the exercise of outstanding warrants to purchase 346,300 shares of our common stock prior to the completion of this offering.

The number of shares of our common stock that will be outstanding after this offering excludes:

 .     2,579,484 shares of our common stock subject to options outstanding as of
      March 17, 2000 at a weighted average exercise price of $2.49 per share;

 .     155,000 shares of our common stock subject to warrants outstanding as of
      March 17, 2000 at a weighted average exercise price of $0.84 per share;

 .     10,521,527 additional shares of our common stock that have been reserved for issuance upon future grants under our stock option and stock purchase plans;

 .     up to 179,211 shares of our common stock that we would issue to Sony upon conversion of the $2.0 million convertible promissory note that we issued to Sony in March 2000, assuming an initial public offering price of $12.00 per share; and

 .     up to 30,000 shares of our common stock that we would issue if we complete the acquisition of Impact Peripherals.

Except as otherwise indicated, all information in this prospectus assumes:

 .     the conversion of each outstanding share of our Series A preferred stock,
      Series B preferred stock, Series C preferred stock and Series D preferred stock into one share of our common stock and the conversion of each outstanding share of our Series E preferred stock into 0.838 shares of our common stock upon the completion of this offering;

 .     no exercise of the underwriters' over-allotment option; and

 .     our reincorporation in Delaware prior to the completion of this offering.

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                                   SCHEDULE 6

                            Agreed Form Certificate

                         [On Sellers' headed notepaper]


The Directors
Lexar Media, Inc.
47421 Bayside Parkway
Fremont
CA 94538
USA


Dear Sirs,

We refer to the agreement (the "Agreement") between us dated [    ] March 2000
for the sale and purchase of shares in Impact Peripherals Limited. Terms set out in the Agreement bear the same meaning in this letter.

We confirm that:

(a)   save as set out in the Disclosure Letter; and

(b) save as disclosed in written correspondence to the Buyer after the date of the Disclosure Letter (copies of which correspondence are attached to this letter for the purposes of identification),

the Warranties would be true and accurate if they were given at today's date by reference to the facts and circumstances as at today's date.


Yours faithfully


 .....................................      .....................................
T C Board                                  E L Board


Dated................................      Dated................................

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

Signed by                                        )
for and on behalf                                )
of Lexar Media, Inc.                             )


Signed by Theresa Celia Board and Edwin          )
Leslie Board                                     )

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